EXHIBIT 1

RESOLVED, that the stockholders of Exa Corporation (“Exa”) request that the Board of Directors approve amendments to Exa’s certificate of incorporation and bylaws to declassify the Board and thereby require that  all directors stand for election on an annual basis rather than once every three years.

Supporting Statement:

Discovery Group, the general partner of Discovery Equity Partners, is an institutional investor focused on micro-cap public companies with significant experience investing in the SaaS software sector. As one of the largest shareholders in Exa, we have met with senior management many times to discuss the Company’s strategy.  We are impressed with Exa’s product offerings and prospects for future growth.  However, we are concerned about aspects of Exa’s corporate governance that, we believe, disenfranchise shareholders, shield directors from accountability, and ultimately undermine the Board’s ability to maximize shareholder value.

In its 2012 US Voting Manual, ISS states that “directors should be accountable to shareholders on an annual basis.”  ISS argues that “the only real motive for board classification is to make it more difficult to change control of the board.”  ISS also states: “A classified board can (1) delay a takeover desired by shareholders but opposed by management, and (2) prevent bidders from even approaching a target company if they do not want to wait more than a year to gain majority control.  Shareholders lose in both cases, and management has less incentive to keep shares fully valued if the directors’ board seats are secure.”

Reputable academic research supports the conclusion that classified boards have negative consequences for shareholder value.  In the 2002 paper, “The Powerful Antitakeover Force of Staggered Boards: Theory, Evidence, & Policy,” the authors, Bebchuk et al., find that a classified board increases the likelihood that the average target will remain independent from 34% to 61%.  In the 2013 paper, “The Myth that Insulating Boards Serves Long-Term Value,” Bebchuk et al. find that “greater insulation is associated with an economically meaningful reduction in industry-adjusted firm value, ROA, sales growth, and net profit margin.”

In the last decade, many companies have moved away from classified boards.  According to Fried Frank, the number of S&P 500 companies with classified boards has dropped from 52% in 2005 to 11% at the end of 2013.  In addition, Georgeson’s 2014 Annual Corporate Governance Review found that during 2014, shareholders voted in favor of board declassification 81% of the time when presented with a declassification proposal.

Annual director elections would increase the accountability of Exa’s Board and provide an incentive for its directors to proactively pursue all strategic alternatives to unlock shareholder value.  Vote FOR this proposal to communicate to the Board that shareholders should have the right to elect all directors on an annual basis.